SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 4

TO

ANNUAL REPORT

OF

THE REPUBLIC OF TURKEY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2010

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission

EMBASSY OF THE REPUBLIC OF TURKEY

OFFICE OF THE COUNSELOR FOR ECONOMIC AFFAIRS

2525 Massachusetts Avenue, N.W. WASHINGTON D.C. 20008 / U.S.A.

Phone: (202)-612 6790 Fax: (202)-238 0627

*	The Registrant is filing this annual report on a voluntary basis.

THE REPUBLIC OF TURKEY

Reference is made to the registration statement filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2010 (as amended by Amendment No. 1 thereto filed with the Commission on January 21, 2011) and effective as of February 3, 2011 (Registration Number 333-170922) (the “Registration Statement”) of the Republic of Turkey (the “Registrant”).

The sole purpose of this Amendment No. 4 is to file with the Commission (i) the recent developments in the Republic as of June 19, 2012, which is included as Exhibit D-4 hereto and which updates and amends the Current Description of the Republic previously filed as Exhibits D, D-1, D-2 and D-3, (ii) the legal opinions included as Exhibits N and O hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Legal Advisor to the Registrant) in connection with any issue of securities under the Registration Statement and (iii) the underwriting agreement which is included as Exhibit P.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Ankara, Turkey on the 26th day of June, 2012.

REPUBLIC OF TURKEY

By:	/s/ Evren DİLEKLİ
Name: Mr. Evren DİLEKLİ Title: Acting Director General

EXHIBIT INDEX

Exhibit Number
A.	None

B.	None

* C.	Copy of the 2010 Annual Budget of the Republic (in Turkish)

* D.	Current Description of the Republic

* D-1	Recent Developments in the Republic as of October 17, 2011

* D-2	Recent Developments in the Republic as of January 18, 2012

* D-3	Recent Developments in the Republic as of February 8, 2012

D-4	Recent Developments in the Republic as of June 19, 2012

* E.	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated October 25, 2011

* F.	Opinion of Arnold & Porter LLP dated October 25, 2011

* G.	Underwriting Agreement

* H.	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated January 26, 2012

* I.	Opinion of Arnold & Porter LLP dated January 26, 2012

* J.	Underwriting Agreement

* K.	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated February 16, 2012

* L.	Opinion of Arnold & Porter LLP dated February 16, 2012

* M.	Underwriting Agreement

N.	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated June 26, 2012

O.	Opinion of Arnold & Porter LLP dated June 26, 2012

P.	Underwriting Agreement

*	Previously filed.